EXHIBIT 99.5



April 2021

To all Royal Wolf employees,

I want to reach out to you personally and express how excited I am about the upcoming opportunity to welcome the Royal Wolf team to United Rentals! Together, will continue to build the industry's largest equipment rental network, with world-class solutions and service capabilities.

Importantly, our two companies share similar cultures and values. We both have a strong focus on safety, a customer-first business philosophy, and a passion for our people. We invest in our employees and their development because we believe that our people are the heart of our business and the key to our success. We can learn a lot from each other and are very excited to add storage and modular solutions to the United Rentals value proposition.

Once the deal is complete, we'll be able to move ahead with integration plans. For now, we're limited in terms of the information we can legally provide. I'm sure you have many questions — as a first step, I've attached some information about our company and the benefits we offer our employees. I also encourage you to visit our Welcome site at UnitedRentals.com/welcome. You'll learn about the importance we place on bringing quality people on board through acquisitions, so that we can all succeed together.

I welcome hearing from you, and to the extent that we're able to answer your questions about joining United Rentals after the close of the acquisition, we will. You can submit your questions to GFCquestions@ur.com. I'm confident that, with your help, we can do this with little or no disruption to customers.

I look forward to welcoming you to the United Rentals family!

Matt Flannery
President and Chief Executive Officer

Enclosure: Welcome Royal Wolf Employees



Welcome

April 2021

Royal Wolf

Australia and New Zealand Employees

This communication does not create a contract or a guarantee of any benefits nor is it intended to address every possible question that may arise as a result of Royal Wolf employees joining United Rentals after the close of the acquisition. Rather, the intent is to briefly address the key questions that are likely to be of concern to you. Please keep in mind that in the event there is any conflict between the information contained herein and any agreement, plan documents and/or policies, the terms of the agreement, plan documents and/or policies shall prevail.

We are excited…

To have Royal Wolf employees join the world's largest equipment rental company upon the close of the acquisition.

Over the past 20 years, we've welcomed thousands of employees to the United Rentals team through acquisitions. Check out some of their personal experiences and other Company information at our integration welcome site:

UnitedRentals.com/welcome

The following materials provide an introduction to United Rentals and addresses Frequently Asked Questions you likely have as you consider the announcement of the upcoming transaction with United Rentals.

For the present time, if you have additional questions or concerns about joining United Rentals after the close of the acquisition, please email:

GFCquestions@ur.com

INTRODUCTION | UNITED RENTALS

Our History
Founded in 1997, United Rentals, Inc. is the largest equipment rental company in the world. We employ more than 18,500 employees and have an integrated network of more than 1,200 rental locations in 10 Canadian provinces, 49 U.S. states and 4 countries in Western Europe. United Rentals is comprised of over 200 acquisitions over the past 20 years. Our diverse customer base includes construction and industrial companies, utilities, municipalities, and homeowners. The company offers a diverse fleet comprised of about 605,000 units across 3,980 classes of equipment with a total original cost of $13.8 billion.

United Rentals is a member of the S&P 500 Index®, the Barron's 400 Index® and the Russell 2000 Index® and is listed on the New York Stock Exchange under the stock quote symbol URI. The Company's corporate headquarters is located in Stamford, Connecticut.

Our Mission
Deploy the best people, equipment and solutions to enable our customers to safely build a better and stronger future.

Our Values
Like Royal Wolf, we are committed to providing a safe and respectful workplace for all of our employees. Within a culture of integrity, honesty, excellence and teamwork, we adhere to the following values:

Safety First
Always act and require that others act in a manner that puts the safety of our employees, customers and community first and foremost.

Customer Driven
Enthusiastically support the best interests of our customers and develop better ways for them to get their job done.

Visible Leadership
To walk the walk; to lead by example and to do so with a sense of humility and responsibility.

Community Minded
Be an outstanding corporate citizen and neighbor at all times in all ways.

Absolute Integrity
Always do the right thing and honor our commitments; ensure appropriate corporate governance.

Continuous Innovation
To foster a culture that empowers employees to improve quality and efficiency.

Passion for People
Build a diverse workplace that challenges our employees to grow professionally and embrace teamwork in everything they do.

Sustainability
Engage in practices that lead to positive change by encouraging social accountability and environmental responsibility

Our Culture
At United Rentals, every project and program we promote upholds our commitment to protecting the environment and building strong communities for future generations. We are committed to offering exceptional service and quality to our customers and want to share our know-how to help the communities we serve. We believe that every employee at United Rentals — from our Chief Executive Officer to branch managers to our drivers — plays an important role in making our Company a better corporate citizen.

Commitment to Safety
Our commitment to safety defines who we are and what we value most as the leader in a very challenging industry; the personal safety of our employees. Simply stated, we want every employee to go home at the end of the day the same way they came to work. This commitment means providing our employees with the tools, environment, and knowledge they need to work safely every day. We also recognize that our safety performance and reputation figure significantly in our ability to attract and retain the best employees and loyal customers, and in securing our safety leadership role in the industries and communities we serve.

Commitment to Diversity
As the industry leader in thousands of communities across the United States and Canada, United Rentals has a socially and culturally diverse team of employees. We embrace diversity of race, nationality, gender, age, disability, sexual orientation and gender identity or expression. We're also proud to sponsor and support leading business and community-based organizations, the National Association for Women in Construction, the Canadian Association for Women in Construction, and Mentoring A Girl in Construction (MAGIC),which are making a level playing field in the workplace. Mutual respect for the dignity and rights of all persons defines our culture and is an essential part of our success.

Community Outreach
We build stronger communities by being among the first to respond to natural disasters and working diligently to ensure optimal emergency preparedness, as well as through countless construction, improvement and beautification projects across the U.S. and Canada and Europe. We support families in need through Home Free and incredible organizations like Fisher House, as well as many other organizations that support veterans. We protect the environment through our policies and we "walk the walk" when it comes to being a responsible steward of the environment. From our systematic efforts to reduce engine idling, to the partnerships we have forged with vendors who recycle or reuse our IT equipment and used oil, we have numerous initiatives to maintain our position as a responsible company. We have metrics in place to monitor our progress on our energy consumption, GHG emissions and materials recycled, helping us to limit our environmental footprint even as our revenue grows.

United Compassion Fund
United Rentals is proud to support employees in crisis through the United Compassion Fund. This employee and company-funded, first-response 501(c)(3) charity assists United Rentals families who experience uncontrollable catastrophes such as fire, natural disaster, family death, illness, accident or other unexpected tragedies. United Rentals and its employees have contributed over $6.4M to the Fund, and over 1,000 UR families have been helped to date.

Military-Friendly Employment
We are committed to providing employment opportunities for military veterans and their families. Our Company values, including strong leadership, teamwork, discipline, diversity and work ethic, align with those of veterans and reservists. We support our current and prospective military employees by providing job protection and assisting veterans who are both working while on active duty or transitioning to civilian life. We take great pride in understanding the needs of our employees who serve or have served in the military as well as their spouses. We're proud that our diligent focus in this area has led to long-standing recognition as a Top Military Friendly Employer by GI Jobs, Military Spouse, Military Times, Recruit Military and U.S. Veterans Magazine. 10%, or just over 1,800 employees in our current workforce are military veterans.

Company Recognition

RECENT UNITED RENTALS AWARDS AND RECOGNITION	
2020 National Diversity Excellence Award *Association of Builders and Contractors*	**2020 Best of Best - Top Veteran Friendly Companies List** *U.S. Veterans Magazine*
Diversity & Inclusion Excellence Award *Associated General Contractors of America*	**2021 Military Friendly Supplier Diversity Program** *G.I. Jobs*
Award of Excellence – Innovations in Diversity & Inclusion Awards 2020 *Profiles in Diversity Journal*	**2021 Military Friendly Spouse Employer** *G.I. Jobs*
America's Most Responsible Companies 2021 *Newsweek*	**World's Best Employers 2020** *Forbes*
2021 Military Friendly Company & Top 10 Employer – Gold Award *G.I. Jobs*	**HireVets Medallion Award Program 2020 Gold Award, Large Employer**

A Diverse Product Mix to Serve Customer Needs
Our company was founded with a focus on general and aerial equipment rentals. As the business evolved, we invested in complementary services, such as jobsite heat and fueling, temporary power and climate control, trench safety, fluid solutions, portable sanitation and managed tools. These lines of business leverage United Rentals' corporate expertise, shared services, technology, access to capital and customer base, while maintaining the unique personality of their specialty offerings. We encourage innovation and support the unique technical requirements, product knowledge and selling strategies required for each specialty service.

The diversity of our product offerings allows us to provide effective solutions to our customers while maximizing cross-sell opportunities. Our goal is to leverage the successful business model of Royal Wolf and build on that success as part of United Rentals through the addition of portable storage and modular solutions.

Track Record
United Rentals has a strong record of integrating businesses into the Company's operations. Terrific examples are RSC Equipment Rental in 2012; National Pump and Compressor in 2014; NES and Neff in 2017; BakerCorp and BlueLine in 2018; and Thompson Pump and Newton Supply in 2019. These integrations resulted in positive growth for the Company, seamless service to our customers and career opportunities for employees.

Integration Welcome Site

We are excited for you to join our team and we know you might have questions about what this transition means for you. To assist you, we created an integration welcome site to give you an idea of what to expect in the upcoming weeks: **UnitedRentals.com/welcome**

Questions? Contact: GFCquestions@ur.com

FREQUENTLY ASKED QUESTIONS

The following **Frequently Asked Questions** are intended to answer some top of mind questions you likely have as you consider the announcement of the upcoming transaction with United Rentals:

Does United Rentals currently have any operations in Australia or New Zealand?
Not at this time. Adding the Royal Wolf operations will be our first investment in Australia and New Zealand. We are excited about the opportunity this new market brings.

What should I tell customers about the acquisition of Royal Wolf by United Rentals?
We are combining two great companies in order to provide unmatched customer service and value. The only changes for customers will be for the better. Together we will support you with the very best people, solutions and equipment in the industry. Our dedicated employees combine proven expertise in commercial and industrial solutions across a wide range of applications, with an unwavering focus on customer success.

Can you tell me about working at United Rentals?
We're committed to making United Rentals a great and safe place to work. That means providing employees with opportunities for growth and fostering an environment based on teamwork, mutual respect, job satisfaction, diversity and a shared responsibility to build a better future.

We survey our own employees to ensure we are delivering on this promise. In our most recent survey conducted in 2020, our employees provided best-in-class positive responses in the key categories of Safety, Leadership, Work Environment, and Customer Focus. We are proud of these results and are committed to improvement and growth as an industry leader and employer of choice. We share a responsibility and commitment to protect the health, safety and environment of our people, contractors and community.

Will I have a job with United Rentals going forward?
There is a strong strategic alignment between Royal Wolf and United Rentals and a great deal of talent on the Royal Wolf team. We feel strongly that the people that come with acquisitions are the most valuable factor in the deal. As a result, all Royal Wolf employees will join United Rentals effective with the transaction close date. We are always looking to maximize our investment in people to promote customer service and growth.

Will my title or job duties change?
For most employees there will be minor job title changes simply to be consistent with the existing job title structure at United Rentals. We will provide specific information as we progress through the transaction. As the conversion to United Rentals systems occurs, you will likely experience changes in how you perform certain tasks and procedures. It is our intention to both adopt and share our collective best practices. We will work closely with your managers and will continue to communicate with you regarding any changes that may affect your work.

Will there be changes to my pay or benefits?
There will be no impact to your current pay or benefits when you join United Rentals.

What will happen to my tenure?
Your Royal Wolf service and tenure date will be credited for all United Rentals benefits and policies that are based upon years of service.